Media Release
Planegg/Munich, Germany, November 10, 2021

MorphoSys AG Reports First Nine Months and Third Quarter
2021 Results
- Monjuvi U.S. net product sales of US$ 22.0 million (€ 18.6 million), 22% growth Q-Q
- Ten abstracts, including two oral presentations, accepted at upcoming ASH
- Pelabresib data for arm 3 of MANIFEST study to be presented at ASH confirm prior data
- Felzartamab demonstrated proof-of-concept in patients with aMN at Kidney Week

MorphoSys AG (FSE: MOR; NASDAQ: MOR) reports financial results for the third quarter and the first nine months of 2021.
“Monjuvi sales continued to build momentum in the third quarter where we saw a broadening of the prescriber base and increased utilization in second-line patients,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “We are excited to share new data for Monjuvi and pelabresib at the upcoming ASH conference. For pelabresib, we will share the latest data from our MANIFEST trial, including important data from the third combination arm that confirm previous results. This further underpins our confidence in the ongoing phase 3 MANIFEST-2 study.”
Tafasitamab Highlights
•Monjuvi® (tafasitamab-cxix) U.S. net product sales of € 18.6 million (US$ 22.0 million) for the third quarter of 2021 and € 46.4 million (US$ 55.5 million) for the first nine months of 2021.
•On August 24, 2021, Health Canada granted conditional marketing authorization for Minjuvi® (tafasitamab) in combination with lenalidomide for the treatment of adults with relapsed or refractory diffuse large B-cell lymphoma
•On August 26, 2021, MorphoSys and Incyte announced that the European Commission granted conditional marketing authorization for Minjuvi® (tafasitamab) in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).
•In the third quarter 2021, MorphoSys received, for the first time, royalty revenue of € 82 thousand for Minjuvi sales outside of the U.S. pursuant to the agreement with Incyte.
Other Highlights after the end of the third quarter of 2021
•On October 20, 2021, MorphoSys announced that the first patient has been dosed in the Phase 2 IGNAZ clinical trial evaluating felzartamab for patients with Immunoglobulin A Nephropathy (IgAN). IgAN, also known as Berger’s disease, is a chronic and debilitating autoimmune disease affecting the kidneys and the most common glomerular disease worldwide.
•On November 4, 2021, MorphoSys announced the presentation of interim results from
M-PLACE, the ongoing Phase 1b/2a, proof of concept study with felzartamab at the 2021 Annual Meeting of the American Society of Nephrology (ASN).

•On November 4, 2021, MorphoSys announced that new data on tafasitamab and pelabresib will be presented during the American Society of Hematology (ASH) Annual Meeting from December 11-14, 2021. Ten abstracts were accepted, including two oral presentations on the MANIFEST and RE-MIND2 clinical studies.

Financial Results for the Third Quarter of 2021 (IFRS)
Total revenues for the third quarter of 2021 amounted to € 41.2 million (Q3 2020: € 22.0 million). The Group revenues include revenues of € 18.6 million from the recognition of Monjuvi® product sales in the US.

in € million	Q3 2021	Q3 2020	Change

Total revenues	41.2	22.0	87%
Monjuvi product sales	18.6	4.4	>100%
Royalties	17.0	10.2	67%
Licenses, milestones and other	5.6	7.4	(24%)

Cost of Sales: In the third quarter of 2021, cost of sales increased to € 7.5 million (Q3 2020: € 3.7 million).
Research and Development (R&D) Expenses: In the third quarter of 2021, R&D expenses were € 64.4 million (Q3 2020: € 34.2 million). The increase in R&D expenses is primarily due to the inclusion of R&D expenses from Constellation and higher investment to support the advancement of clinical programs.
Selling, General and Administrative (SG&A) Expenses: Selling expenses decreased in the third quarter of 2021 to € 32.4 million (Q3 2020: € 32.9 million) and general and administrative (G&A) expenses amounted to € 19.4 million (Q3 2020: € 13.3 million). The increase of G&A expense in the third quarter was driven by transaction costs for the acquisition of Constellation and the inclusion of Constellation’s G&A expenses.
Operating Loss: Operating loss amounted to € 82.4 million in the third quarter of 2021 (Q3 2020: operating loss of € 62.0 million).
Consolidated Net Profit / Loss: For the third quarter of 2021, consolidated net loss was € 112.8 million (Q3 2020: consolidated net loss of € 65.3 million).

Financial Results for First Nine Months of 2021 (IFRS)
Total revenues for the first nine months of 2021 amounted to € 126.7 million (9M 2020: € 291.7 million). The Group revenues include revenues of € 46.4 million from the recognition of Monjuvi® product sales in the US. The year-over-year decline was driven by the upfront payment of the collaboration and license agreement with Incyte in the first quarter 2020 for the out-licensing of tafasitamab outside the U.S.

in € million	9M 2021	9M 2020	Change

Total revenues	126.7	291.7	(57%)
Monjuvi product sales	46.4	4.4	>100%
Royalties	42.4	30.3	40%
Licenses, milestones and other	37.9	257.0	(85%)

Cost of Sales: In the first nine months of 2021, cost of sales increased to € 22.7 million (9M 2020: income of € 0.2 million).
Research and Development (R&D) Expenses: In the first nine months of 2021, R&D expenses were € 138.2 million (9M 2020: € 86.6 million). The R&D expenses increased due to higher development activity and the inclusion of expenses from the Constellation acquisition since July 15, 2021.
Selling, General and Administrative (SG&A) Expenses: Selling expenses increased in the first nine months of 2021 to € 89.0 million (9M 2020: € 75.0 million) and general and administrative (G&A) expenses amounted to € 60.1 million (9M 2020: € 37.2 million). The year-over-year increase in selling expenses was primarily driven by the commercialization activities for Monjuvi® in 2021 that were higher than during the ramp up of activities in 2020. The year-over-year increase in G&A expenses was driven primarily by the transaction costs related to the Constellation and Royalty Pharma agreements and the inclusion of Constellation’s G&A expenses.
Operating Loss: Operating loss amounted to € 183.3 million in the first nine months of 2021 (9M 2020: operating profit of € 93.1 million).
Consolidated Net Profit / Loss: For the first nine months of 2021, consolidated net loss was €  133.5 million (9M 2020: consolidated net profit of € 114.4 million).
Cash and Investments: As of September 30, 2021, the Company had cash and investments of € 1,130.9 million compared to € 1,244.0 million on December 31, 2020.
Number of shares: The number of shares issued totaled 34,231,943 at the end of Q3 2021 (year-end 2020: 32,890,046).

Financial Guidance and Operational Outlook for 2021

in € million	Updated Financial Guidance Provided on July 26, 2021 and reiterated on November 10, 2021

Group Revenues*	155 to 180
Operating Expenses**	435 to 465 (includes one-time transaction costs of € 36.0 million)
R&D expense as a % of Operating Expenses excluding one-time transaction costs	52 to 57%

*Group revenues include full year Tremfya royalties and exclude any royalties from potential tafasitamab sales outside of the U.S. as well as any significant milestones from development partners and/or licensing partnerships other than those that were already recorded in the first 9-month period. This revenue guidance is subject to a number of uncertainties including the potential for variability from the first full year of the Monjuvi product launch, the limited visibility that MorphoSys has on the Tremfya royalty stream as well as the ongoing COVID-19 pandemic and the impact on our as well as our partner’s business operations.
**Operating expenses is comprised of R&D and SG&A, inclusive of Incyte’s share of Monjuvi selling costs in the U.S.

MorphoSys Group Key Figures (IFRS, September 30, 2021)

in € million	Q3 2021	Q3 2020	Change	9M 2021	9M 2020	Change

Revenues	41.2	22.0	87%	126.7	291.7	(57%)
Monjuvi product sales	18.6	4.4	>100%	46.4	4.4	>100%
Royalties	17.0	10.2	67%	42.4	30.3	40%
Licenses, milestones and other	5.6	7.4	(24%)	37.9	257.0	(85%)
Cost of Sales	(7.5)	(3.7)	>(100%)	(22.7)	0.2	>100%
Gross Profit	33.8	18.3	85%	104.0	291.9	(64%)
Total Operating Expenses:	(116.1)	(80.3)	(45%)	(287.3)	(198.8)	(45%)
Research and Development	(64.4)	(34.2)	(88%)	(138.2)	(86.6)	(60%)
Selling	(32.4)	(32.9)	(2%)	(89.0)	(75.0)	(19%)
General and Administrative	(19.4)	(13.3)	(46%)	(60.1)	(37.2)	(62%)
Operating Profit / (Loss)	(82.4)	(62.0)	(33%)	(183.3)	93.1	> (100%)
Other Income	2.0	1.7	(18%)	4.8	11.6	(59%)
Other Expenses	(1.2)	(1.3)	(8%)	(4.6)	(2.9)	59%
Finance Income	(17.0)	32.4	> (100%)	99.3	60.5	64%
Finance Expenses	(55.7)	(67.6)	18%	(92.4)	(101.9)	(9%)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	0.3	(0.4)	>100%	0.6	(1.1)	>100%
Income Tax Benefit / (Expenses)	41.2	31.9	(29%)	42.2	55.2	(24%)
Consolidated Net Profit (+) / (Loss)	(112.8)	(65.3)	(73%)	(133.5)	114.4	> 100%
Earnings per Share, Basic and Diluted (in €)	(3.30)	(2.00)	(65%)	(4.03)	-	-
Earnings per Share, Basic (in €)	-	-	-	-	3.53	-
Earnings per Share, diluted (in €)	-	-	-	-	3.51	-
Cash and investments (end of period)	1,130.9	1,061.8	7%	1,130.9	1,244.0*	(9%)

*Value as of December 31, 2020

MorphoSys will hold its conference call and webcast tomorrow, November 11, 2021, to present the results for the third quarter and first nine months of 2021 and the further outlook for 2021.
Dial-in number for the conference call (in English) at 2:00pm CET; 1:00pm GMT; 8:00am EST:
Germany:    +49 69 201 744 220
For UK residents:    +44 203 009 2470
For US residents:    +1 877 423 0830
(All numbers reachable from any geography)
Participant PIN:    55329657#
Please dial in 10 minutes before the beginning of the conference.
A live webcast and slides will be made available at the Investors section under “Presentations and Conferences” on MorphoSys’ website at http://www.morphosys.com and after the call, a slide-synchronized audio replay of the conference will be available at the same location.

The statement for the third quarter/first nine months of 2021 (IFRS) is available online:
http://www.morphosys.com/Reports

About Monjuvi® (tafasitamab)
Tafasitamab is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).
In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In Europe, Minjuvi® (tafasitamab) received conditional approval, in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials.

Minjuvi® and Monjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in the EU.

XmAb® is a registered trademark of Xencor, Inc.

About MorphoSys
MorphoSys (FSE & NASDAQ: MOR) is a biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for people living with cancer and autoimmune diseases. Based on its leading expertise in antibody and protein technologies, MorphoSys is advancing its own pipeline of new drug candidates and has created antibodies that are developed by partners in different areas of unmet medical need. In 2017, Tremfya® (guselkumab) – developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc. for the treatment of plaque psoriasis – became the first drug based on MorphoSys' antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration granted accelerated approval of the company's proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide for patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys Group, including the fully owned U.S. subsidiaries MorphoSys US Inc. and Constellation Pharmaceuticals, Inc., has more than 750 employees. For more information visit www.morphosys.com or www.morphosys-us.com.

Minjuvi® and Monjuvi® are registered trademarks of MorphoSys AG.
Tremfya® is a registered trademark of Janssen Biotech, Inc.

MorphoSys Forward-Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Jeanette Bressi Director, US Communications Tel: +1 617 404 7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1 857 772 0240 myles.clouston@morphosys.com